SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

20 April, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Total Voting Rights dated 20 April 2026

Exhibit 1.1

20 April 2026

BP p.l.c.
Total voting rights and share capital

BP p.l.c. announces that on 10 April 2026, 355,880 ordinary shares with a par value of US$0.25 each ("Shares") were transferred out of treasury in connection with distributions to participants in certain of its employee share schemes.

The number of Shares now held in treasury by BP p.l.c. is 784,211,237 representing 4.99% of total voting rights. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 15,707,184,257. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules ("DGTRs").

This announcement is made in accordance with the requirements of DGTR 5.5.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 20 April 2026
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary